                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*


                       Allied Healthcare Products, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  019222108
                           ----------------------------
                                (CUSIP Number)


                            Joseph D. Lehrer, Esq.
        Equitable Building, 10 S. Broadway, St. Louis Mo (314 241-9090
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                April 7, 1997
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information requried on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))


                              Page 1 of 6 Pages

                                 SCHEDULE 13D


CUSIP NO.   019222108                          PAGE    2   OF   6    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John D. Weil
         ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /x/
         Not applicable
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

         Not applicable

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            797,300, subject to the disclaimer contained in Item 5.
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             - 0 -, subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        797,300, subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        - 0 - subject to the disclaimer contained in Item 5.
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       807,300, subject to the disclaimer contained in Item 5.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.35%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                                                       2 OF 7

CUSIP NO.  019222108                                            Page 3 of 6


                        AMENDMENT NO. 3 TO SCHEDULE 13D

     The Reporting Person reported the acquisition of shares of Common Stock ("Stock") of Allied Healthcare Products, Inc., a Delaware corporation (the "Issuer") in an initial filing of this Schedule 13D on August 21, 1996, as amended by Amendment No. 1 filed September 5 1996 and Amendment No. 2 filed October 28, 1996. In this regard, Item 4, Item 5 and Item 6 are hereby amended as follow. All other items are unchanged from the initial filing, as amended.

ITEM 4.  Purpose of the Transaction.

     The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions. Summit Global Management, Inc. ("Summit"), an Ohio corporation, is a funds management firm that has purchased 127,600 shares of Stock of the Issuer for its clients. One of Summit's clients is American Physicians Life Insurance Company ("APL"), an Ohio corporation, which owns approximately 12,600 shares of Stock of the Issuer. Summit and APL are wholly owned subsidiaries of Physicians Insurance Company of Ohio ("PICO"), an Ohio corporation. The Reporting Person is a member of the Board of Directors of both PICO and Summit. In addition, the partnership controlled by the Reporting Person, the corporation controlled by the Reporting Person and members of the Reporting Person's family collectively own approximately 8.51% of the common stock of PICO. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

    (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

    (d) any material change in the present capitalization or dividend policy of the Issuer;

    (e) any other material change in the Issuer's business or corporate structure;

    (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP NO.  019222108                                              Page 4 of 6

    (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

    (i)  any action similar to those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

    (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 807,300 shares of Stock in the manner hereinafter described:

                                                                            Percentage of
                               Relationship to             Number of         Outstanding
  Shares Held in Name of      Reporting Person              Shares           Securities
  ----------------------      ----------------             ---------        -------------
Woodbourne Partners L.P.1       Partnership                 792,300           10.16%
                                Controlled by
                                Reporting Person

Gideon J. Weil                  Son                          10,000             .13%

Clayton Management Company      Corporation                   5,000             .06%
                                Controlled by
                                Reporting Person
                                                          ---------          ------
TOTAL                                                       807,300           10.35%
                                                          =========          ======

     The foregoing percentages assume that the Issuer has 7,796,682 shares of Stock outstanding.

     All shares held in the name of family members of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members may seek investment advise or voting advice of the Reporting Person. All shares held in the name of the partnership controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder of the corporate general partner of such partnership, the Reporting Person has voting and investment power with respect to the shares owned by such partnership. All shares held in the name of the corporation controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder, director and officer of such corporation, the Reporting Person has voting and investment power with respect to the shares owned by such corporation. Except for Stock held in the name of the Reporting Person, or in the name of the partnership controlled by the Reporting Person, or in the name of the corporation controlled by the Reporting Person, there is no written document or agreement


----------------------
        1 On November 11, 1996, all shares of Stock previously reported as beneficially owned by the Reporting Person, members of his family (other than Shares of Stock held by the Reporting Person's son as reported in Item 5), family trusts or the partnership controlled by the Reporting Person were transferred to Woodbourne Development, L.P.

CUSIP NO.  019222108                                              Page 5 of 6

conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

   AS PROVIDED IN S.E.C. REGULATION Section 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

   (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).


(c)


                                                                                     Transaction
Purchase/(Sale) in the Name of    Date    Number of Shares  Net Price Per Share      Made Through
------------------------------  --------  ----------------  -------------------  --------------------
Woodbourne Development, L.P.    11/6/96        15,000              6.75            Jefferies & Co.
Woodbourne Development, L.P.   11/16/96         5,000              6.875           Jefferies & Co.
Woodbourne Development, L.P.     1/7/97        42,400              7.125           Jefferies & Co.
Woodbourne Development, L.P.     3/6/97        10,000              7.875           Jefferies & Co.
Woodbourne Development, L.P.    3/21/97         5,000              7.625           Jefferies & Co.
Woodbourne Development, L.P.     4/7/97         3,000              6.5             Jefferies & Co.
Woodbourne Development, L.P.     4/9/97         1,000              6.25            Jefferies & Co.
Woodbourne Development, L.P.    4/15/97         1,300              6.00          Huntleigh Securities
Woodbourne Development, L.P.     5/6/97        10,000              6.625           Jefferies & Co.
Woodbourne Development, L.P.    5/19/97         7,000              5.75          Huntleigh Securities
Woodbourne Development, L.P.    5/23/97       120,000              5.4375          Jefferies & Co.


     (d) Not applicable.

     (e) Not applicable.

CUSIP NO.  019222108                                              Page 6 of 6


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    The Reporting Person is sole shareholder of the corporate general partner of the partnership mentioned in Item 5. The Reporting Person is the sole shareholder, director and officer of the corporation mentioned in Item 5. The Reporting Person is related to all other persons mentioned in Item 5. The Reporting Person is also a member of the Board of Directors of Summit and PICO. Summit has purchased 127,600 shares of Stock of the Issuer for its clients.
One of Summit's clients, APL, owns approximately 12,600 shares of Stock of the Issuer. Summit and APL are wholly owned subsidiaries of PICO. In addition, the partnership controlled by the Reporting Person, the corporation controlled by the Reporting Person and members of the Reporting Person's family collectively own approximately 8.51% of the common stock of PICO. The Reporting Person does not have any agreements with PICO, Summit or APL with respect to the securities of the Issuer.

    After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  /s/ John D. Weil
                                           ------------------------------
                                                John D. Weil

                                                May 28, 1997